Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund March 2014 Update
April 17, 2014

			Supplement dated April 17, 2014 to Prospectus dated April 30, 2013
Class	March ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.9%	-6.4%	$18.3M	$1,094.95
B	-2.9%	-6.5%	$186.5M	$915.37
Legacy 1	-2.7%	-5.8%	$3.2M	$810.46
Legacy 2	-2.7%	-5.9%	$3.9M	$797.72
Global 1	-2.6%	-5.8%	$6.5M	$786.64
Global 2	-2.7%	-5.9%	$10.9M	$775.05
Global 3	-2.8%	-6.3%	$147.7M	$708.47
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The Australian dollar appreciated against counterparts after the country’s central bank announced it would keep interest rates unchanged as the Australian economy continues to strengthen.  The Japanese yen depreciated against counterparts because of the Reserve Bank of Australia’s comments, coupled with comments made by Federal Reserve Chair Yellen.

Energy:  Gasoline blendstock prices increased in excess of 4% after the Energy Information Administration released data which showed gasoline inventories had fallen below their 5-year average.  Natural gas prices fell by more than 3% due to lower seasonal demand.

Equities:  The Hang Seng Index decreased by more than 2% after poor Chinese economic data caused investors to exhibit risk-off tendencies.  The Eurostoxx 50 Index experienced several intra-month price reversals in reaction to a myriad of economic and geopolitical news developments.  The index fell by 5% mid-month, but ended the month down by less than 1% as investors reacted positively to reports of easing tensions in Ukraine.

Fixed Income:  Prices for 30-Year U.S. Treasury bonds and German Bunds fell as a result of a mid-month equity market rally and comments from the Federal Reserve, which reduced demand for safe-haven assets.

Grains/Foods:  Lean hog prices increased sharply due to reduction in overall supplies.  Corn prices rose 6% higher in reaction to a report from the U.S. Department of Agriculture which projected lower-than-expected production.

Metals:  Precious metal markets experienced price declines due a decline in safe-haven demand which followed comments from Federal Reserve Chair Janet Yellen that alluded to a possible interest rate hike in 2015.  Copper prices fell by more than 6% in reaction to poor Chinese economic data.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended March 31, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$440,450	-$2,485,368
Change In Unrealized Income (Loss)	-10,013,267	-18,481,860
Brokerage Commission	-175,372	-423,612
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-335,637	-1,181,496
Change in Accrued Commission	6,652	32,816
Net Trading Income (Loss)	-10,077,174	-22,539,520

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$65,567	$186,420
Interest, Other	39,361	118,984
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-9,972,246	-22,234,116

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	-108,616	783
Operating Expenses	84,060	262,049
Organization and Offering Expenses	97,546	304,286
Brokerage Expenses	1,715,229	5,346,547
Dividend Expenses	0	0
Total Expenses	1,788,219	5,913,665

Net Income (Loss)	-$11,760,465	-$28,147,781

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$412,787,138	$447,372,009
Additions	335,000	1,099,400
Net Income (Loss)	-11,760,465	-28,147,781
Redemptions	-24,301,605	-43,263,560
Balance at March 31, 2014	$377,060,068	$377,060,068

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,094.952	16,709.75960	$18,296,388	-2.85%	-6.39%
B	$915.372	203,772.15964	$186,527,226	-2.91%	-6.54%
Legacy 1	$810.459	3,928.17417	$3,183,625	-2.66%	-5.84%
Legacy 2	$797.722	4,842.00630	$3,862,573	-2.68%	-5.90%
Global 1	$786.637	8,300.51576	$6,529,495	-2.64%	-5.82%
Global 2	$775.052	14,110.80472	$10,936,612	-2.66%	-5.88%
Global 3	$708.474	208,510.28930	$147,724,149	-2.81%	-6.29%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership